UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-7018

REPORT FOR PERIOD

January 1, 2005 to March 31, 2005

PURSUANT TO RULE 24

In the matter of

CONESVILLE COAL PREPARATION COMPANY
Canton, Ohio

THIS IS TO CERTIFY THAT CONESVILLE COAL PREPARATION COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated October 29, 1984, provides on Exhibits 1 through 5 the following information for the period January 1, 2005 through March 31, 2005:

a) corporate statements of income by month;
b) corporate balance sheets by month;
c) statements of quantities of coal processed and customer billings for coal washing services by month;
d) summary of expenses related to the operations of the coal washing facilities by month, and;
e) the price per ton of coal deliveries by month.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Conesville Coal Preparation Company has duly caused this report to be signed on its behalf on this 17th day of May, 2005.

By: /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation

FILE NO.
070-07018

CONESVILLE COAL PREPARATION COMPANY
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 23463
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

CONTENTS
Exhibit
Statements of Income	1
Balance Sheets	2
Statements of Quantities of Coal Processed and Customer Billings for Coal Washing Services	3
Statements of Cost of Operation	4
Price Per Ton of Coal Deliveries	5

				Exhibit 1

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF INCOME
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005
(UNAUDITED)

	Month Ended
	January 31, 2005	February 28, 2005	March 31, 2005	Three Months Ended March 31, 2005
	(in thousands)
Operating Revenues - Services to Parent	$787	$917	$1,020	$2,724
Cost of Operation	785	900	1,021	2,706
Operating Income (Loss)	2	17	(1)	18
Nonoperating Income	5	4	6	15
Income Before Federal Income Taxes and Interest Charges	7	21	5	33
Interest Charges	-	-	-	-
Federal Income Tax Expense (Benefit)	1	15	(1)	15
Net Income	$6	$6	$6	$18

The common stock of the Company is wholly-owned by Columbus Southern Power Company.

			Exhibit 2

CONESVILLE COAL PREPARATION COMPANY
BALANCE SHEETS
BY MONTH-END, FOR THE QUARTER ENDED MARCH 31, 2005
(UNAUDITED)

	January 31, 2005	February 28, 2005	March 31, 2005
	(in thousands)
ASSETS

MINING PLANT
Mining Plant in Service	$1,771	$1,771	$1,772
Accumulated Amortization	(1,516)	(1,520)	(1,524)
NET MINING PLANT	255	251	248

OTHER PROPERTY AND INVESTMENTS	31	-	-

CURRENT ASSETS
Advances to Affiliates	2,670	2,780	2,710
Accounts Receivable - General	12	13	24
Accounts Receivable - Affiliated Companies	790	945	1,021
Materials and Supplies	1,302	1,311	1,330
Other	42	40	38
TOTAL CURRENT ASSETS	4,816	5,089	5,123

DEFERRED INCOME TAXES	1,274	1,292	1,259

DEFERRED CHARGES	121	56	49

TOTAL ASSETS	$6,497	$6,688	$6,679

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common Stock - Par Value $1,000 Per Share:
Authorized - 500 Shares; Outstanding - 100 Shares	$100	$100	$100
Paid-in Capital	400	400	400
Accumulated Other Comprehensive Loss	(147)	(147)	(147)
Retained Earnings	1,316	1,322	1,328
TOTAL SHAREHOLDER'S EQUITY	1,669	1,675	1,681

OTHER NONCURRENT LIABILITIES	3,777	3,825	3,761

CURRENT LIABILITIES
Accounts Payable - General	310	423	394
Accounts Payable - Affiliated Companies	41	33	39
Taxes Accrued	90	140	127
Other	610	592	540
TOTAL CURRENT LIABILITIES	1,051	1,188	1,100

OTHER DEFERRED CREDITS	-	-	137

TOTAL CAPITALIZATION AND LIABILITIES	$6,497	$6,688	$6,679

					Exhibit 3

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
CUSTOMER BILLINGS FOR COAL WASHING SERVICES
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

Services Rendered to Columbus Southern Power Company's Conesville Plant*	Raw Coal Input	Rejects	Clean Coal Output	Average Unit Price	Amount
(Month/Year)	(tons)	(tons)	(tons)	(per ton)	(in thousands)

January 2005	163,913	24,337	139,576	$5.64	$787
February 2005	192,739	29,176	163,563	5.60	917
March 2005	217,253	34,159	183,094	5.57	1,020

* Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company and Columbus Southern Power Company, the parent of Conesville Coal Preparation Company

				Exhibit 4

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF COST OF OPERATION
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

	January 2005	February 2005	March 2005	Three Months Ended March 31, 2005
	(in thousands)
Labor - UMW*	$189	$182	$225	$596
Benefits - UMW*	115	59	84	258
Operating Materials	36	41	68	145
Maintenance - Materials and Services	116	170	143	429
Electricity	70	68	73	211
Other Billed Services	75	60	39	174
Taxes Other Than Income Tax	26	20	23	69
Rentals	219	218	220	657
Depreciation	4	4	4	12
Cleaning Cost Normalization**	(55)	63	130	138
Other Billed Services	(10)	15	12	17
Total	$785	$900	$1,021	$2,706

* United Mine Workers of America

** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of clearing cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

					Exhibit 5

COLUMBUS SOUTHERN POWER COMPANY
PRICE PER TON OF COAL DELIVERIES
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

	January 2005		February 2005		March 2005

Clean Coal Deliveries from Conesville Coal Preparation Plant (a)	$38.63	*	$39.17	*	$41.80	*

(a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power Company's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

*Average price per ton.